Stop 3561

December 22, 2008

Chris Paterson, Chief Executive Officer
Careguide, Inc.
4401 N.W. 124th Avenue
Coral Springs, Florida 33065

> **Re: Schedule 14C**
> **Filed September 5, 2008**
> **File No. 000-22319**

Dear Mr. Paterson:

    We have completed our review of the preliminary information statement and related filings and have no further comments at this time.

                              Sincerely,

                              John Reynolds
                              Assistant Director

cc: Geoff Ossias, Esq.
       Cooley Godward Kronish LLP
       FAX: (703) 456-8100